Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

December 28, 2006

Vancouver, British Columbia: Entourage Mining Ltd. (“Entourage”) is pleased to announce that on December 28, 2006 it closed a non-brokered flow through private placement of 200,000 units at $0.23 CDN for proceeds of $46,000. Each unit consists of one flow through share and one-half flow through warrant enabling the purchaser to exchange two, one half flow through warrants for one flow through common share at a price of $0.35 CDN for a period of two years. The proceeds of this private placement will be used to further exploration of the Company’s Doran uranium prospect in Costebelle Township, Quebec.

No commission is payable on this private placement.

On behalf of the Board,

“Gregory F Kennedy”

Gregory F Kennedy
President

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368